Exhibit 99.1

OneConnect Announces Third Quarter and Nine Months Ended

September 30, 2023 Unaudited Financial Results

Net Margin to Shareholders Improved to -10.8% for Third Quarter 2023

SHENZHEN, China, Nov. 13, 2023 /PRNewswire/ -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial services industry in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Revenue was RMB844 million as compared to RMB1,069 million for the same period of the prior year.

•	Gross margin decreased slightly to 35.0% as compared to 35.1% for the same period of the prior year; non-IFRS gross margin increased 1.0 percentage point to 39.4% as compared to 38.4% for the same period of the prior year.

•	Net loss attributable to shareholders was RMB91 million, as compared to RMB133 million for the same period of the prior year. Net margin to shareholders improved by 1.6 percentage points to -10.8% as compared to -12.4% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-2.50 as compared to RMB-3.66 for the same period of the prior year.

In RMB’000, except percentages	Three Months Ended			Nine Months Ended
and per ADS amounts	September 30		YoY	September 30		YoY
	2023	2022		2023	2022
Revenue
Revenue from Ping An Group	475,866	599,408	-20.6%	1,593,515	1,830,690	-13.0%
Revenue from Lufax	60,970	118,429	-48.5%	205,469	354,892	-42.1%
Revenue from third-party customers[1]	306,761	351,028	-12.6%	943,959	1,035,986	-8.9%
Total	843,597	1,068,865	-21.1%	2,742,943	3,221,568	-14.9%
Gross profit	295,106	374,663		991,339	1,133,946
Gross margin	35.0%	35.1%		36.1%	35.2%
Non-IFRS gross margin	39.4%	38.4%		39.7%	39.1%
Operating loss	(95,854)	(154,878)		(288,793)	(787,391)
Operating margin	-11.4%	-14.5%		-10.5%	-24.4%
Net loss attributable to shareholders	(90,901)	(132,563)		(281,366)	(694,937)
Net margin to shareholders	-10.8%	-12.4%		-10.3%	-21.6%
Net loss per ADS[2], basic and diluted	(2.50)	(3.66)		(7.75)	(19.00)

[1]	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[2]	In RMB yuan. Each ADS represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares, or the Ratio Change. Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this press release.

Chairman, CEO and CFO Comments

“During the reporting period, we faced headwinds that resulted in a decline in our revenue.” Said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer. “Several factors contributed to this decrease, including our proactive adjustment to the product mix, competitive pressures, and changing market conditions. However, it is crucial to note that our management actively implemented strategic measures to optimize cost structures and improve operational efficiency, which reduced the impact of the headwinds on our financial results.”

Mr. Shen Chongfeng further commented, “We will embrace challenges and opportunities that lie ahead. Our continued investment in technological innovation and organizational capability remains unchanged. We will continue to engage with third-party financial and strategic partners, enhance sales and marketing efficiency and expand our business opportunities. In the third quarter of 2023, OneConnect was named one of the “IDC China FinTech Top 50” by International Data Corporation for the fourth consecutive year. We will speed up the development of high-value product and continue to focus on improving gross margin and profitability.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “In the third quarter of 2023, our non-IFRS gross margin increased year-over-year from 38.4% to 39.4%. And our net loss ratio to shareholders improved from -12.4% to -10.8% compared with the same period of last year. This achievement represents a substantial decrease in losses and reflects our commitment to enhancing our financial health. Furthermore, we have been diligent in identifying and improving underperforming areas of our business, and focused on enhancing revenue structure. The improvement in our net loss ratio to shareholders is an encouraging sign of progress and demonstrates the effectiveness of our measures on our journey towards profitability.”

Revenue Breakdown

	Three Months Ended			Nine Months Ended
In RMB’000, except percentages	September 30		YoY	September 30		YoY
	2023	2022		2023	2022
Technology Solution Segment[3]
Implementation	175,240	202,265	-13.4%	618,263	544,876	13.5%
Transaction-based and support revenue
Business origination services	27,262	93,714	-70.9%	108,389	313,208	-65.4%
Risk management services	77,211	104,801	-26.3%	227,528	303,298	-25.0%
Operation support services	195,282	293,777	-33.5%	666,867	865,882	-23.0%
Cloud services platform	297,256	296,600	0.2%	911,876	961,807	-5.2%
Post-implementation support services	13,524	13,739	-1.6%	39,173	40,533	-3.4%
Others	20,932	35,686	-41.3%	67,596	117,981	-42.7%
Sub-total for transaction-based and support revenue
	631,467	838,317	-24.7%	2,021,429	2,602,709	-22.3%
Sub-total	806,707	1,040,582	-22.5%	2,639,692	3,147,585	-16.1%
Virtual Bank Business Segment
Interest and commission	36,890	28,283	30.4%	103,251	73,983	39.6%
Total	843,597	1,068,865	-21.1%	2,742,943	3,221,568	-14.9%

[3]	Intersegment eliminations and adjustments are included under technology solution segment.

Revenue in the third quarter of 2023 decreased by 21.1% to RMB844 million from RMB1,069 million compared with the same period in the prior year, primarily due to a decline in transaction- based and support revenue. Implementation revenue also decreased by 13.4% on a year-over-year basis to RMB175 million, mainly due to the sluggish demands from new customers recovering from the pandemic impact.

In terms of transaction-based and support revenue, revenue from business origination services decreased by 70.9% on a year-over-year basis to RMB27 million, primarily due to declined transaction volumes and our proactive actions of phasing out of lower value products in the Digital Banking segment. Revenue from risk management services decreased by 26.3% on a year-over- year basis to RMB77 million, mainly due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 33.5% on a year-over-year basis to RMB195 million, which was primarily caused by reduced demand from auto insurance and banking customers in the third quarter due to reduced demand. Revenue from cloud services platform was RMB297 million, increased by 0.2% on a year-over-year basis.

Revenue from Ping An OneConnect Bank, Virtual Banking business in Hong Kong, increased by 30.4% to RMB37 million as compared to the third quarter last year.

	Three Months Ended			Nine Months Ended
In RMB’000, except percentages	September 30		YoY	September 30		YoY
	2023	2022		2023	2022
Digital Banking segment	201,290	343,311	-41.4%	695,359	1,086,320	-36.0%
Digital Insurance segment	148,659	229,298	-35.2%	515,903	617,057	-16.4%
Gamma Platform segment	456,758	467,973	-2.4%	1,428,430	1,444,208	-1.1%
Virtual Bank Business segment	36,890	28,283	30.4%	103,251	73,983	39.6%
Total	843,597	1,068,865	-21.1%	2,742,943	3,221,568	-14.9%

Revenue from Gamma Platform segment, decreased by 2.4% to RMB457 million on a year-over- year basis, contributing 54.1% of the total revenue, mainly caused by reduced transaction volume of our open platform products. Revenue from Digital Banking segment decreased by 41.4% to RMB201 million in the third quarter of 2023 from RMB343 million for the same period last year, mainly caused by reduction in transaction volume of our business origination services and risk management services. This revenue decline reflects our initiative to phase out low value products and the impacts from the unfavorable macro environment. Revenue from Digital Insurance segment decreased by 35.2% to RMB149 million in the third quarter of 2023 from RMB229 million for the same period in the prior year, primarily due to reduced demand in auto ecosystem services. In addition, revenue from Virtual Banking Business segment increased by 30.4% to RMB37 million from RMB28 million for the same period last year.

Third Quarter 2023 Financial Results

Revenue

Revenue in the third quarter of 2023 decreased by 21.1% to RMB844 million from RMB1,069 million for the same period in the prior year, primarily driven by a decline in transaction-based and support revenue.

Cost of Revenue

Cost of revenue in the third quarter of 2023 decreased by 21.0% to RMB548 million from RMB694 million for the same period in the prior year, generally in line with the decrease in revenue.

Gross Profit

Gross profit in the third quarter of 2023 decreased to RMB295 million from RMB375 million for the same period in the prior year. Gross margin decreased slightly by 0.1 percentage point from 35.1% in the third quarter of 2022 to 35.0% in the third quarter of 2023. Non-IFRS gross margin increased to 39.4% from 38.4% for the same period in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non- IFRS Results (Unaudited)”.

Operating Loss and Expenses

Total operating expenses for the third quarter of 2023 decreased to RMB401 million, compared with RMB548 million for the same period in the prior year, primarily driven by decreased labor cost in employee benefits expenses to further improve profitability. As a percentage of revenue, total operating expenses decreased by 3.8 percentage points to 47.5% from 51.3%.

•	Research and Development expenses for the third quarter of 2023 decreased to RMB230 million from RMB287 million, mainly due to decreased labor cost and our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. As a percentage of revenue, research and development expenses increased to 27.3%, compared with 26.9% in the prior year.

•	Sales and Marketing expenses for the third quarter of 2023 decreased to RMB77 million, compared with RMB94 million in the prior year, mainly due to a decrease in labor cost in employee benefits expenses. As a percentage of revenue, sales and marketing expenses increased to 9.1% from 8.8%.

•	General and Administrative expenses for the third quarter of 2023 decreased to RMB94 million from RMB167 million in the prior year, primarily due to stringent cost control measures and our continued efforts to optimize our business processes. As a percentage of revenue, general and administrative expenses decreased to 11.1% from 15.7%.

Operating loss for the third quarter of 2023 narrowed notably to RMB96 million, compared with RMB155 million for the same period in the prior year. Operating margin improved to -11.4% from -14.5% in the prior year.

Net Loss Attributable to Shareholders

Net loss attributable to OneConnect’s shareholders totaled RMB91 million for the third quarter of 2023, versus RMB133 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-2.50, versus RMB-3.66 for the same period in the prior year. Weighted average number of ADSs for the third quarter was 36,319,638.

Cash Flow

For the third quarter of 2023, net cash used in operating activities was RMB190 million. Net cash generated from investing activities was RMB218 million. Net cash used in financing activities was RMB92 million.

Conference Call Information

Date/Time	Monday, November 13, 2023 at 7:00 p.m., U.S. Eastern Time Tuesday, November 14, 2023 at 8:00 a.m., Hong Kong Time

Online registration	https://www.netroadshow.com/events/login?show=b14db843&confId=56908

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco- system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward- looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	843,597	1,068,865	2,742,943	3,221,568
– Technology Solution	806,707	1,040,582	2,639,692	3,147,585
– Virtual Bank Business	36,890	28,283	103,251	73,983
Cost of revenue	(548,491)	(694,202)	(1,751,604)	(2,087,622)
Gross profit	295,106	374,663	991,339	1,133,946

Research and development expenses	(230,189)	(287,221)	(758,228)	(1,027,734)
Selling and marketing expenses	(76,627)	(93,800)	(205,879)	(312,142)
General and administrative expenses	(93,790)	(167,382)	(335,908)	(569,303)
Net impairment losses on financial and contract assets	(3,863)	(148)	(42,506)	(15,073)
Other income, gains or loss-net	13,509	19,010	62,389	2,915
Operating loss	(95,854)	(154,878)	(288,793)	(787,391)

Finance income	8,063	4,185	19,579	9,421
Finance costs	(2,573)	(8,344)	(14,271)	(28,005)
Finance costs – net	5,490	(4,159)	5,308	(18,584)
Share of (losses)/gains of associate and joint venture – net	(2,550)	6,100	4,607	26,402
Impairment charges on associates	–	–	(7,157)	–
Loss before income tax	(92,914)	(152,937)	(286,035)	(779,573)

Income tax (expense)/benefit	(1,341)	12,228	(6,743)	48,672

Loss for the period	(94,255)	(140,709)	(292,778)	(730,901)

Loss attributable to:
– Owners of the Company	(90,901)	(132,563)	(281,366)	(694,937)
– Non-controlling interests	(3,354)	(8,146)	(11,412)	(35,964)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(3,888)	47,405	13,482	76,345
Changes in the fair value of debt instruments measured at fair value through other comprehensive income	3,299	(3,901)	4,356	(188)
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(7,314)	193,046	36,877	397,827
Total comprehensive income/(loss) for the period	(102,158)	95,841	(238,063)	(256,917)

Total comprehensive income/(loss) attributable to:
– Owners of the Company	(98,804)	103,987	(226,651)	(220,953)
– Non-controlling interests	(3,354)	(8,146)	(11,412)	(35,964)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(2.50)	(3.66)	(7.75)	(19.00)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30	December 31
	2023	2022
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	99,207	151,401
Intangible assets	493,054	570,436
Deferred tax assets	767,963	765,959
Financial assets measured at amortized cost from virtual bank	148	–
Investments accounted for using the equity method	–	199,200
Financial assets measured at fair value through other comprehensive income	903,804	821,110
Total non-current assets	2,264,176	2,508,106

Current assets
Trade receivables	1,161,064	940,989
Contract assets	85,497	122,628
Prepayments and other receivables	1,085,314	1,078,604
Financial assets measured at amortized cost from virtual bank	3,354	44
Financial assets measured at fair value through other comprehensive income	1,240,457	1,233,431
Financial assets at fair value through profit or loss	686,540	690,627
Derivative financial assets	45,556	56,363
Restricted cash and time deposits with initial terms over three months	409,668	343,814
Cash and cash equivalents	1,451,556	1,907,776
Total current assets	6,169,006	6,374,276
Total assets	8,433,182	8,882,382

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	(149,544)	(149,544)
Other reserves	11,014,858	10,953,072
Accumulated losses	(7,792,265)	(7,510,899)
Equity attributable to equity owners of the Company	3,073,127	3,292,707

Non-controlling interests	(21,630)	(14,652)

Total equity	3,051,497	3,278,055

	September 30	December 31
	2023	2022
	RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Trade and other payables	110,675	132,833
Contract liabilities	17,855	19,977
Deferred tax liabilities	2,858	5,196
Total non-current liabilities	131,388	158,006

Current liabilities
Trade and other payables	2,324,032	2,531,273
Payroll and welfare payables	362,852	431,258
Contract liabilities	125,397	166,650
Short-term borrowings	176,419	289,062
Customer deposits	2,172,792	1,929,183
Income tax payable	6,218	–
Other financial liabilities from virtual bank	82,587	89,327
Derivative financial liabilities	–	9,568
Total current liabilities	5,250,297	5,446,321
Total liabilities	5,381,685	5,604,327

Total equity and liabilities	8,433,182	8,882,382

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(189,646)	(128,004)	(822,560)	(921,060)
Net cash generated from investing activities	217,770	24,874	515,889	1,532,768
Net cash (used in)/generated from financing activities	(92,331)	61,575	(181,232)	(630,700)
Net decrease in cash and cash equivalents	(64,207)	(41,555)	(487,903)	(18,992)
Cash and cash equivalents at the beginning of the period	1,519,513	1,445,058	1,907,776	1,399,370
Effects of exchange rate changes on cash and cash equivalents	(3,750)	52,264	31,683	75,389
Cash and cash equivalents at the end of period	1,451,556	1,455,767	1,451,556	1,455,767

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit	295,106	374,663	991,339	1,133,946
Gross margin	35.0%	35.1%	36.1%	35.2%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	34,797	34,912	89,962	120,779
Depreciation of property and equipment recognized in cost of revenue	1,149	597	4,514	2,157
Share-based compensation expenses recognized in cost of revenue	1,188	517	2,524	1,939
Non-IFRS Gross profit	332,240	410,689	1,088,339	1,258,821
Non-IFRS Gross margin	39.4%	38.4%	39.7%	39.1%

Source: OneConnect Financial Technology Co., Ltd.